  As filed with the Securities and Exchange Commission on February 23, 2000.

                          Registration No. 333-90321
                          --------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ----------------------
                              AMENDMENT NO. 1 TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                              CURAGEN CORPORATION
            (Exact name of registrant as specified in its charter)
              Delaware                                     06-1331400
(State or other jurisdiction of                         (I.R.S. Employer
incorporation or organization)                       Identification Number)
                      555 Long Wharf Drive, 11/th/ Floor
                         New Haven, Connecticut 06511
                                (203) 401-3330
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          JONATHAN M. ROTHBERG, Ph.D.
                    Chief Executive Officer, President and
                             Chairman of the Board
                              CuraGen Corporation
                      555 Long Wharf Drive, 11/th/ Floor
                         New Haven, Connecticut 06511
                                (203) 401-3330
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                With a copy to:
                            Anne L. Bruno, Esquire
              Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                             One Financial Center
                          Boston, Massachusetts 02111
                                (617) 542-6000

Approximate date of commencement of proposed sale to the public: As soon as practical after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

                                                                                      Proposed Maximum
Title of Each Class of           Amount to be            Proposed Maximum            Aggregate Offering           Amount of
Securities to be Registered     Registered/(1)/    Offering Price per Share/(2)/         Price/(2)/         Registration Fee/(3)/
                                ---------------    -----------------------------     ------------------     ---------------------

Common Stock, $.01 par value          1,635,366                         $ 18.375         $30,049,850.25                $ 8,353.86
                                        341,297                         $171.500         $58,532,435.50                $15,452.56
                                     ----------                                                                        ----------
                                      1,976,663                                                                        $23,806.42


/(1)/ Includes 388,005 shares of common stock to be issued upon exercise of warrants and 977,636 shares of common stock to be issued upon conversion of convertible non-voting common stock, as well as an indeterminate number of additional shares of common stock as may from time to time be issued or become issuable by reason of stock splits, stock dividends and other similar transactions, which shares are registered hereunder pursuant to Rule 416.


/(2)/ The prices of $18.375 per share and $171.500 per share, which were the average of the high and low prices of the common stock reported by the Nasdaq National Market on November 3, 1999 and February 15, 2000, respectively, are set forth solely for the purpose of calculating the registration fees in accordance with Rule 457(c) of the Securities Act of 1933, as amended.


/(3)/ Of this amount, $8,353.86 was paid on November 4, 1999 based upon (i) the average of the high and low prices of the common stock reported by the Nasdaq National Market on November 3, 1999 ($18.375 per share) and (ii) the registration of 1,635,366 shares. The additional fee of $15,452.56 for the additional 341,297 shares being registered is based on the average of the high and low prices of the common stock reported by the Nasdaq National Market on February 15, 2000 ($159.9375).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                  PROSPECTUS

                Subject to Completion, dated February 23, 2000

                              CURAGEN CORPORATION

                       1,976,663 SHARES OF COMMON STOCK

We have registered up to 1,976,663 shares of our common stock for sale by the selling stockholders listed on page 14 of this prospectus.

We will not receive any of the proceeds from the selling stockholders' sale of their common stock.

Our common stock is traded on the Nasdaq National Market under the symbol "CRGN." On February 22, 2000, the closing sale price of one share of common stock as quoted on the Nasdaq National Market was $211.00.

Our address is CuraGen Corporation, 555 Long Wharf Drive, 11/th/ Floor, New Haven, Connecticut 06511, and our telephone number is (203) 401-3330.


                This Investment Involves A High Degree of Risk.
      You Should Purchase Shares Only If You Can Afford A Complete Loss.
                    See "Risk Factors" Beginning on Page 3.


Neither the Securities and Exchange Commission nor any state securities
-----------------------------------------------------------------------
commission has approved or disapproved of these securities, or determined if
----------------------------------------------------------------------------
this prospectus is truthful or complete.  Any representation to the contrary is
-------------------------------------------------------------------------------
a criminal offense.
-------------------


                The date of this prospectus is _____, __, 2000.

                              CURAGEN'S BUSINESS


     We are a genomics based drug discovery and development company. We research, develop and use technologies based on the discovery of genes and our understanding of their functions and relationships, which we refer to as "genomics technologies", to accelerate the discovery and development of products to improve human and animal health and the vitality of agriculture, in collaboration with other companies and through our own internal programs.

     Our Internet-enabled genomics technologies, processes and information systems are fully integrated with one another and rapidly generate comprehensive information about the following:

     . gene sequence, the order in which nucleotides (the building blocks of DNA) appear in a gene and control the function of the gene;

     .   variations in gene sequences;

     .   gene expression, the degree of gene activity;

     . biological pathways, the pathways that proteins follow in carrying out the biological functions of cells; and

     . the way potential drugs affect gene expression and the related biological pathways.

     We believe that our genomics technologies can overcome the limitations of competing technologies currently in use and that they condense key steps in genomics based drug discovery and development. We believe our genomics technology and information systems platform will facilitate the development of protein therapeutics, antibody-based drugs and small molecule targets to treat a variety of complex diseases, including metabolic diseases, cancer, auto-immune diseases and disorders of the central nervous system.

     Our genomics technology and information systems platform has three primary systems (each consisting of proprietary technologies, automated processes and related databases and bioinformatics analysis tools), each of which is fully operational and has been commercialized:

     . SeqCalling for gene sequencing and discovery of variations in gene sequences;

     . GeneCalling, a patented technology for gene discovery and comprehensive gene expression analysis; and

     . PathCalling for analyzing the function and relationships between genes (and the proteins these genes encode) in biological pathways.

     In addition to accelerating the discovery of new drug candidates, we are also using our GeneCalling technology, automated process and related databases and bioinformatics analysis tools to predict the efficacy and safety of drug candidates currently in pharmaceutical development pipelines, and to review the performance and side effects of drugs already being marketed. This approach, referred to as pharmacogenomics, is aiding in the development of more effective, safer drugs. Pharmacogenomics can also potentially be utilized to identify more appropriate patient populations for use in clinical drug studies.

     Our SeqCalling system generates comprehensive sequence databases of expressed genes from any species and is used to identify human genetic variations known as Single Nucleotide Polymorphisms (SNPs). This system is also biased towards identifying cSNPs, which are located within the coding regions of genes. cSNPs are of increasing value in research because they are useful markers in the identification of disease genes and genetic differences, which may predispose a patient to disease or determine the response of a patient to a specific drug treatment.

     We have unified our SeqCalling, GeneCalling and PathCalling technologies, processes and databases under an operating system we refer to as GeneScape, which tracks and analyzes data and integrates all aspects of process management, data analysis and visualization. GeneScape is also a web-based portal that provides simultaneous, real-time access to our technologies, processes, databases and bioinformatics to researchers at multiple sites, allowing them to work together on discovery and development projects. We plan to continue to enhance and build additional technologies upon our GeneScape platform.

     Our business strategy is:

     . to develop and maintain the leading genomics technology, information systems and web-based portal, in order to provide us with a unique opportunity to participate in the development of the next generation of therapeutic products for important complex diseases;

     . to enter into collaborations in order to generate short-term revenue and advance our internal discovery and development efforts; and

     . to ensure our long-term profitability by pursuing the internal discovery and development of protein therapeutics, antibody-based drugs and small molecule targets aimed at metabolic diseases, cancer, auto-immune diseases and disorders of the central nervous system.

     We market our genomics technologies and information to pharmaceutical, biotechnology, agricultural and animal health companies through research collaborations. These research collaborations involve the application of our SeqCalling, GeneCalling and PathCalling technologies, systems and databases to collaborative research projects, and include support services required to characterize gene and target discoveries. These collaborations typically provide current revenues, but also include milestone payments and royalty-based revenues from products emerging from the drug development programs of our partners. We currently have research collaborations with Abgenix, Inc., Biogen, Inc., COR Therapeutics, Inc., Genentech, Inc., Glaxo-Wellcome, Inc., Hoffmann-La Roche, Inc. and its affiliate, Roche Vitamins, Inc., and Pioneer Hi-Bred International, Inc.

     We are also applying our suite of genomics technologies on our own behalf to a broad portfolio of research programs that encompass drug discovery, drug development and pharmacogenomics. We have established internal programs to develop products to treat metabolic diseases, cancer, auto-immune diseases and disorders of the central nervous system. During the next five years, our objective is to analyze systematically the genetic basis of many common diseases as well as the mechanisms of action and adverse side effects of many commonly prescribed drugs. We are focusing our efforts on programs that address unmet medical needs and that we believe have the potential to yield products that can be commercialized in a relatively short time. In particular, we select human diseases and animal models of human diseases based on their potential to yield protein drugs, antibody drugs or novel small molecule drug targets for common diseases that lack effective treatments or to aid rational development or marketing of existing drugs. At each stage, we plan to reevaluate the relative merits of continuing such programs solely through internal efforts or through research collaborations.

     The goal of our drug development programs is to advance promising therapeutic candidates into the clinic. We believe that we are leveraging the entire human genome to do this more systematically than ever possible before. We are focusing on two broad classes of therapeutics, secreted proteins and fully human monoclonal antibodies raised against membrane-bound or secreted proteins. In order to determine the therapeutic potential of genes encoding secreted proteins, we have implemented high-throughput protocols for the production, purification and testing of these proteins. We have established high-throughput cell-based assays for characterizing the therapeutic potential of secreted proteins. We are currently evaluating the efficacy of a number of secreted proteins as potential human therapeutics using animal models. We are also employing a genomics based approach for the development of monoclonal antibody therapeutics. We have identified 750 genes that make suitable targets for monoclonal antibody therapy, which may be associated with disease, and on which we potentially have a good intellectual property position. These proteins will be used to make fully human monoclonal antibodies. Antibodies are naturally occurring proteins used by the body's immune system to combat many diseases. As therapeutic products, antibodies have several potential advantages over other therapies. The highly specific interaction between an antibody and its target may, for example, reduce unwanted side effects that may occur with other therapies. Fully human antibodies are desirable because they avoid the risk of rejection present with mouse or partial mouse antibodies. We will be systematically testing approximately 120 human monoclonal antibodies for efficacy in human cell and animal models of disease.

     Our business and competitive position are dependent upon our ability to protect our genomics technologies, gene sequences, products, information systems and proprietary databases, software and other methods and technology. We have filed patent applications for our proprietary methods and devices for sequencing, gene expression analysis, for discovery of biological pathways and for drug screening and development. As of January 27, 2000, we had approximately 140 patent applications pending covering our technologies, discoveries and products with the United States Patent and Trademark Office, and had filed numerous corresponding international and foreign patent applications. As of January 27, 2000, we have been issued six patents with respect to aspects of our technologies, discoveries and products.

     GeneScape(R), GeneCalling(R), Niagara(R), QEA(R), OGI(R), SeqCalling(TM), PathCalling(TM), HITCALLING(TM), GeneTools(TM), CuraShop(TM), [Greek letter "mu"]Niagra(TM), MicroNiagara(TM), Niagara(TM), NanoNiagara(TM), CuraGen(TM), CuraMode(TM), CuraTools(TM), CuraMap(TM), CuraSelect(TM), CuraTox(TM) and GeneScape Portal(TM), and other trademarks of CuraGen Corporation mentioned in this prospectus are the property of CuraGen Corporation. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

     Our principal executive offices are located at 555 Long Wharf Drive, 11th Floor, New Haven, Connecticut 06511. Our telephone number is (203) 401-3330. We maintain a web site on the Internet at http://www.curagen.com. The contents of
                                       ----------------------
our web site are not a part of this prospectus.

                                 RISK FACTORS

     Investing in our common stock is very risky. You should be able to bear a complete loss of your investment. This prospectus, including the documents incorporated by reference, contains forward-looking statements that involve risks or uncertainties. Actual events or results may differ materially from those discussed in this prospectus and in the documents incorporated by reference. Factors that could cause or contribute to such differences include, but are not limited to, the factors discussed below as well as those discussed elsewhere in this prospectus and in the documents incorporated by reference.

We are in the early stages of development and commercialization.

     Our technologies and databases are still in the early stages of development and we have just begun to incorporate our technologies into commercialized products. We, or our collaborators, may not be able to continue to successfully develop or commercialize our technologies. In addition, we, or our collaborators, may not discover or develop any products to improve human and animal health and the vitality of agriculture through the utilization of our technologies. Even if we or our collaborators develop products for commercial use, we may not, however, be able to develop products that:

     .  meet applicable regulatory standards, in a timely manner or at all;

     .  successfully compete with other technologies and products;

     .  avoid infringing the proprietary rights of others;

     .  can be manufactured in sufficient quantities or at reasonable cost; or

     .  can be marketed successfully.

     We expect that it will be a number of years, if ever, before we recognize revenue from the sale of products to improve human and animal health and the vitality of agriculture.


We have a history of operating losses and expect to incur losses in the future.

     We have a limited operating history and are at an early stage of development. We have experienced operating losses since our inception and expect these losses to continue for the next several years. We may never be profitable or achieve significant revenues. For example, we experienced net losses of $18,936,920 in 1998, $7,290,434 in 1997 and $606,241 in 1996. As of December 31,
1998, we had an accumulated deficit of $28,939,508. We had a net loss of $18,279,463 for the nine months ended September 30, 1999 and an accumulated deficit of $47,218,971 as of September 30, 1999. In order to develop our technologies, including expanding our SeqCalling, GeneCalling and PathCalling database development efforts, we expect to incur significant increases in our expenses over the next several years. In addition, we expect significant increases in expenses in connection with our internal research and product development programs. As a result, we expect to incur operating losses at least through 2002. Our ability to achieve significant revenues and profitability will depend upon obtaining additional research collaborations and subscribers for our SeqCalling, GeneCalling and PathCalling products, services and related databases and our internal development programs. Although we currently have seven research collaborations, we may not be able to obtain any additional research collaborations or enter into any additional subscription arrangements for products, services, databases or our internal development programs.


Our technologies and products are at an early stage of development.

     We have developed and intend to continue to develop our SeqCalling, GeneCalling and PathCalling technologies and related databases. These technologies are used to identify novel genes, biological pathways and drug candidates to facilitate the discovery and development of products to improve human and animal health and the vitality of agriculture. These technologies, however, involve new and unproven approaches. If we fail to identify such novel genes, biological pathways and drug candidates, we could be materially adversely affected. Our technology and development focus is primarily directed toward the development of diagnostic drugs to treat a variety of complex human and animal diseases as well as agronomic traits. There is limited scientific understanding generally relating to the role of genes in these diseases and traits, and few products based on gene discoveries have been developed and commercialized. Accordingly, even if we were successful in identifying genes, biological pathways or drug candidates associated with specific diseases or in identifying genes associated with certain agronomic traits, there is no guarantee that we or our collaborators will be able to develop or commercialize products to improve human and animal health and the vitality of agriculture. To date, we have not developed or commercialized any such products using our technological methods.

     In addition, the success of our SeqCalling, GeneCalling and PathCalling products and services and the related databases will depend upon our ability to use software tools to generate data concerning the following:

     .  gene sequences;

     .  gene variations;

     .  the level of gene activity;

     .  biological pathways; and

     .  drug candidates.

However, because of the complexity of such data, we may not be able to detect any design defects or software errors in our existing or future technologies, including databases.

     Our strategy of using a systematic analysis of the genetic information contained within a cell to discover and develop novel therapeutic, agricultural and diagnostic products is unproven. There is little precedent for the business represented by our SeqCalling, GeneCalling and PathCalling products and services and related databases. Our methods, processes and related services which are designed to aid drugs may not be accepted.

     Due to the specialized nature and price of our products and services and related databases, there are a limited number of pharmaceutical, biotechnology and agricultural companies that are potential customers for our products and services. Additional reasons why there may not be a great demand for our products and services include:

     . our potential collaborators and subscribers may determine to conduct in-house gene research;

     .  our competitors may offer similar services at competitive prices;

     . we may not be able to service satisfactorily our collaborators and subscribers;

     . others may publicly disclose or patent the proprietary information contained in our databases (including information related to gene expression, biological pathways or drug candidates); and

     . technological innovations may be discovered that are more advanced than those used by and available to us.

     Our SeqCalling, GeneCalling and PathCalling databases are still in the early stages of development. We may not be able to populate our SeqCalling, GeneCalling and PathCalling databases with information that is useful to our collaborators and subscribers in a timely manner. Even if we complete and develop successfully our technology and databases, such technology or databases may not be accepted by, or useful to, our collaborators or subscribers.


We may need to raise additional funding which may not be available.

     We anticipate that our existing capital resources are not sufficient to fund our future operating plans and we will therefore need to raise significant additional capital. We established a substantial scientific infrastructure in order to complete the development of our technologies and to continue to add information to our databases. We used substantial amounts of cash to establish this infrastructure and expect our capital and operating expenses to increase over the next several years as we expand this infrastructure and our research and development activities. The amount of additional capital which we expect we will need to raise will depend on many factors, including:

     .  the progress of our research programs;

     .  the number and breadth of our research programs;

     . our ability to attract collaborators for or subscribers to our products and services;

     . the achievement of the milestones under certain of our existing collaborations;

     .  our ability to establish and maintain additional collaborations;

     .  the progress of our collaborators;

     . our activities relating to the commercialization rights we have retained in our collaborations;

     . the costs incurred in enforcing and defending our patent claims and other intellectual property rights; and

     . the costs and timing of obtaining regulatory approvals for any of our products to improve human and animal health and the vitality of agriculture.

     We expect to raise the additional capital we require through public or private equity offerings, debt financings or additional collaborations and licensing arrangements. Additional financing may not be available to us when we need it, or, if available, we may not be able to obtain such financing on terms favorable to us or our stockholders. If we raise additional capital by issuing equity securities, such issuance will result in ownership dilution to our stockholders. If we raise additional funds through collaborations and licensing arrangements, we may be required to relinquish rights to certain of our technologies or product candidates, or to grant licenses on unfavorable terms. The relinquishing of rights or granting of licenses on unfavorable terms could materially adversely affect our business, financial condition and results of operations. If adequate funds are not available, our business, financial condition and results of operations would be materially adversely affected.

We rely significantly on our collaborative partners, and our business could be harmed if our collaborations are terminated early or if funding from our collaborators were reduced or terminated.

     We rely on collaborators for the preclinical study and clinical development of therapeutics and for regulatory approval, manufacturing and marketing of products resulting from the application of our technology. We also intend to rely on certain of our collaborators for significant funding in support of our research efforts. It is important, then, that we enter into research collaborations and licensing arrangements with a variety of third parties so we can implement our strategy to develop and commercialize products for the health of humans and animals and the vitality of agriculture based upon our discoveries. We have entered into research collaborations with Abgenix, Inc. ("Abgenix"), COR Therapeutics, Inc. ("COR"), Glaxo-Wellcome, Inc. ("Glaxo-Wellcome"), Hoffmann-La Roche Inc. ("Roche Pharma") and its affiliate, Roche Vitamins, Inc. ("Roche Vitamins"), and Pioneer Hi-Bred International, Inc. ("Pioneer Hi-Bred") and research collaboration and database subscription arrangements with Biogen, Inc. ("Biogen") and Genentech, Inc. ("Genentech").
See "Business--Research Collaborations" for descriptions of these collaboration arrangements.

     Our agreements with collaborators typically will allow them significant discretion to elect whether to pursue such activities. We cannot control the amount and timing of resources our collaborators devote to our programs or potential products. In addition, there can be no assurance that our collaborations will not be terminated at the time they are eligible to be terminated by the collaborator or earlier upon a material breach by us. Any such termination could materially adversely affect our business, financial condition and results of operations. We may not be able to maintain or expand existing collaborations or establish any additional research collaborations, licensing or subscription arrangements. If any of our collaborators were to breach or terminate its agreement with us or otherwise fail to conduct collaborative activities successfully and in a timely manner, the preclinical or clinical development or commercialization of product candidates or research programs would be delayed or terminated. Any such delay or termination could materially adversely affect our business, financial condition and results of operations. Moreover if funding from one or more of our collaborative programs were reduced or terminated, we would need to devote additional internal resources to product development, scale back or terminate certain research development programs or seek alternative collaborators. Disputes may arise in the future with respect to the ownership of rights to any technology developed with our collaborators. These and other possible disagreements between collaborators and us could lead to delays in the collaborative research, development or commercialization of certain therapeutic, agricultural or diagnostic products, or could require or result in litigation or arbitration to resolve. Such disputes could materially adversely affect our business, financial condition and results of operations.

     We recognize revenue under our collaborative arrangements generally on a per employee basis for the work performed on behalf of our collaborators by our employees, or based upon the attainment of certain benchmarks specified in the related agreements. We are currently negotiating to restructure one of our collaborative arrangements, and may consider restructuring other arrangements in the future, to recognize revenue based upon work performed on a per project basis, rather than on a per employee basis.


Competition in our field is intense and likely to increase.

     We face, and will continue to face, intense competition from one or more of the following entities:

     .  pharmaceutical companies;

     .  biotechnology companies;

     .  diagnostic companies;

     .  academic and research institutions; and

     .  government agencies.

     We are also subject to significant competition from organizations that are pursuing technologies and products that are the same as or similar to our technology and products. Many of the organizations competing with us have greater capital resources, research and development staffs and facilities and marketing capabilities. In addition, research in the field of genomics generally is highly competitive. Our competitors in the genomics area include:

     .  Affymetrix, Inc.;

     .  Celera Genomics Group;

     .  Human Genome Sciences, Inc.;

     .  Incyte Pharmaceuticals, Inc.;

     .  Millennium Pharmaceuticals, Inc.;

     .  major pharmaceutical companies; and

     . universities and other research institutions (including those receiving funding from the federally funded Human Genome Project).

     We believe that our future success will depend in large part on our ability to maintain a competitive position in the genomics field. Before we recover development expenses for our products or technologies, such products or technologies may become obsolete as a result of technological developments by us or others. Our products could also be made obsolete by new technologies which are less expensive or more effective. We may not be able to make the enhancements to our technology necessary to compete successfully with newly emerging technologies.

     A number of our competitors are attempting to rapidly identify and patent genes and gene fragments sequenced at random, typically without specific knowledge of the function of such genes or gene fragments. If our competitors discover or characterize important genes or gene fragments before we do, it could adversely affect any of our related disease research programs. We expect that competition in genomics research will intensify as technical advances are made and become more widely known.


If our patent applications do not result in issued patents, then our competitors may obtain rights to commercialize our discoveries.

     Our business and competitive position are dependent upon our ability to protect our SeqCalling, GeneCalling and PathCalling proprietary databases, proprietary software and other proprietary methods and technology and related discoveries. We have filed patent applications for our proprietary methods and devices for gene expression analysis, sequencing, discovery of biological pathways and for development. As of January 27, 2000, we had approximately 140 patent applications pending covering our technologies with the United States Patent and Trademark Office, and had filed numerous corresponding international and foreign patent applications. As of January 27, 2000, we have been issued six patents with respect to aspects of our technology.

     Our commercial success also depends in part on obtaining patent protection on genes and proteins for which we or our collaborators or subscribers discover utility and on products, methods and services based on such discoveries. We have applied for patent protection on novel genes and proteins, novel mutants of known genes and their uses, partial sequences of novel proteins and their gene sequences and uses, and novel uses for previously identified genes discovered by third parties. We have sought and intend to continue seeking patent protection for novel uses for genes and proteins which may have been patented by third parties. In such cases, we would need a license from the holder of the patent with respect to such gene or protein in order to make, use or sell such gene or protein for such use. We may not be able to acquire such licenses on commercially reasonable terms, if at all. Our patent application filings that result from the identification of genes associated with the cause or effect of a particular disease generally seek to protect the genes and the proteins encoded by such genes. We also seek patent protection for our therapeutic, diagnostic and drug screening methods and products.

     The patent positions of pharmaceutical, biopharmaceutical and biotechnology companies, including us, are generally uncertain and involve complex legal and factual questions. Our patent applications may not protect our technologies and products because of the following reasons:


     . there is no guarantee that any of our pending patent applications will result in issued patents;

     . there is no guarantee that additional proprietary technologies developed by us, if any, will be patentable;

     . there is no guarantee that any patents issued to us or our collaborative customers will provide a basis for commercially viable products;

     . there is no guarantee that any patents issued to us or our collaborative customers will provide us with any competitive advantages;

     . there is no guarantee that any patents issued to us or our collaborative customers will not be challenged or circumvented or invalidated by third parties; and

     . there is no guarantee that any patents issued to others will not have an adverse effect on our ability to do business.

     In addition, patent law relating to the scope of claims in the technology fields in which we operate is still evolving. The degree of future protection for our proprietary rights is uncertain. Furthermore, there can be no assurance that others will not independently develop similar or alternative technologies, duplicate any of our technologies, or, if patents are issued to us, design around the patented technologies developed by us. In addition, we could incur substantial costs in litigation if we are required to defend ourselves in patent suits brought by third parties or if we initiate such suits.


The issuance of patents may not provide us with sufficient protection.


     We may not be able to obtain further patents for our products or methods, or, if we are able to obtain further patents, these patents may not provide us with substantial protection or be commercially beneficial. The issuance of a patent is not conclusive as to its validity or enforceability, nor does it provide the patent holder with freedom to operate without infringing the patent rights of others. A patent could be challenged by litigation and, if the outcome of such litigation were adverse to the patent holder, competitors could be free to use the subject matter covered by the patent, or the patent holder may license the technology to others in settlement of such litigation. The invalidation of key patents owned by or licensed to us or non-approval of pending patent applications could increase competition, and materially adversely affect our business, financial condition and results of operations. In addition, any application or exploitation of our technology could infringe patents or proprietary rights of others and any licenses that we might need as a result of such infringement might not be available to us on commercially reasonable terms, if at all. A third party has indicated to us that it believes at some time in the future we may be required to obtain a license in order to perform certain processes that we use in the conduct of our business. We believe that if required, such license would be available on commercially reasonable terms.

     We cannot predict whether our or our competitors' pending patent applications will result in the issuance of valid patents. Litigation, which could result in substantial cost to us, may also be necessary to enforce our patent and proprietary rights and/or to determine the scope and validity of others' proprietary rights. We may participate in interference proceedings that may in the future be declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost to us. The outcome of any such litigation or interference proceeding might not be favorable to us, and we might not be able to obtain licenses to technology that we require or that, if obtainable, we could license such technology at a reasonable cost.

     The public availability of expressed sequence tags, genomic sequence information or other sequence information prior to the time we apply for patent protection on a corresponding full-length or partial gene could adversely affect our ability to obtain patent protection with respect to such gene or gene sequences. In addition, certain other groups are attempting to rapidly identify and characterize genes through the use of gene expression analysis and other technologies. To the extent any patents issue to other parties on such partial or full-length genes or uses for such genes, the risk increases that the sale of potential products, including therapeutics, or processes developed by us or our collaborators may give rise to claims of patent infringement. Others may have filed and in the future are likely to file patent applications covering genes or gene products that are similar or identical to our products. Any such patent application may have priority over our patent applications. Any legal action against us or our collaborators claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting us to potential liability for damages, require us or our collaborators to obtain a license in order to continue to manufacture or market the affected products and processes or could enjoin us from continuing to manufacture or market the affected products and processes. There can be no assurance that we or our collaborators would prevail in any such action or that any license required under any such patent would be made available on commercially acceptable terms, if at all. We believe that there may be significant litigation in the industry regarding patent and other intellectual property rights. If we become involved in such litigation, it could consume a substantial portion of our managerial and financial resources.


     There is substantial uncertainty concerning the extent to which supportive data will be required for issuance of patents for human therapeutics. If data additional to that available to us is required, our ability to obtain patent protection could be delayed or otherwise adversely affected. Although the United States Patent and Trademark Office issued new utility guidelines in July 1995 that address the requirements for demonstrating utility for biotechnology inventions, particularly for inventions relating to human therapeutics, there can be no assurance that the United States Patent and Trademark Office examiners will follow such guidelines or that the United States Patent and Trademark Office's position will not change with respect to what is required to establish utility for gene sequences and products and methods based on such sequences. Furthermore, the enactment of the legislation implementing the General Agreement on Tariffs and Trade has resulted in certain changes to United States patent laws that became effective on June 8, 1995. Most notably, the term of patent protection for patent applications filed on or after June 8, 1995 is no longer a period of seventeen years from the date of grant. The new term of United States patents will commence on the date of issuance and terminate twenty years from the earliest filing date in the United States to which priority is claimed for the application. Because the time from filing to issuance of biotechnology patent applications is often more than three years, a twenty-year term from the claimed United States priority date may result in a substantially shortened term of patent protection, which may adversely affect our patent position. If this change results in a shorter period of patent coverage, our business could be adversely affected to the extent that the duration and level of the royalties we are entitled to receive from our strategic partners is based on the existence of a valid patent.

We cannot be certain that our security measures protect our proprietary technologies.

     We also rely upon trade secret protection for some of our confidential and proprietary information that is not subject matter for which patent protection is being sought. We believe that we have developed proprietary technology, processes and information systems for use in gene expression, biological pathway and molecular target discovery, including proprietary biological protocols, instrumentation, robotics and automation, software and an integrated bioinformatics system. In addition, we have developed databases of proprietary gene expression patterns and sequencing, human genetic variations, biological pathways and the effects of drugs on gene expression which we update on an ongoing basis and which can be accessed over the Internet. We have taken security measures to protect our proprietary technologies, processes, information systems and data and continue to explore ways to enhance such security. Such measures, however, may not provide adequate protection for our trade secrets or other proprietary information. While we require employees, academic collaborators and consultants to enter into confidentiality and/or non-disclosure agreements where appropriate, any of the following could still occur:

     .  proprietary information could be disclosed;

     . others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technology; or

     .  we may not be able to meaningfully protect our trade secrets.


We are uncertain as to whether we will be able to retain commercialization rights.

     In our research collaborations, we seek to retain commercialization rights for the development and marketing of certain products or services to improve human and animal health and the vitality of agriculture. We may not be successful in retaining such rights and no such pharmaceutical, agricultural or diagnostic products or services have been developed to date by us. We may seek to commercialize any such retained rights, as well as any products developed in our internal development programs, directly or through collaborations with others. The value of these rights and products, if any, will be largely derived from our gene expression, biological pathway and drug screening efforts, the success of which is also uncertain. Even if we identify and label relevant disease-related genes, biological pathways and/or drug candidates, the commercialization of retained rights and products developed internally will require us to develop manufacturing, marketing and sales forces, all of which will require additional capital.

     We may not be able to develop or obtain such resources. To the extent that we are required to rely on third parties for these resources, failure to establish and maintain such relationships could materially adversely affect our ability to realize value from our retained commercialization rights and products developed internally. If we seek to commercialize retained rights and products developed internally through joint ventures or research collaborations, we may be required to relinquish material rights on terms that may not be favorable to us. In addition, we may not realize any value from any retained commercialization rights and products developed internally.

Compliance with government regulation is critical to our business.

     Prior to the marketing of any new drug developed by us or our collaborative customers, that new drug must undergo an extensive regulatory approval process in the United States and other countries. This regulatory process, which includes preclinical and clinical studies, as well as post-marketing surveillance to establish a compound's safety and efficacy, can take many years and require the expenditure of substantial resources. Data obtained from such studies are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. The rate of completion of clinical trials is dependent upon, among other factors, the enrollment of patients. Patient accrual is a function of many factors, including:

     .  the size of the patient population;

     .  the proximity of patients to clinical sites;

     .  the eligibility criteria for the study; and

     .  the existence of competitive clinical trials.

     Delays in planned patient enrollment in clinical trials may result in increased costs, program delays or both, which could materially adversely affect us. We may encounter delays or rejections based upon changes in United States Food and Drug Administration policies for drug approval during the period of product development and FDA regulatory review of each submitted new drug application, in the case of new pharmaceutical agents, or product license application in the case of biologics. We may also encounter similar delays in the regulatory approval of any diagnostic product and in obtaining regulatory approvals in foreign countries. Under current guidelines, proposals to conduct clinical research involving gene therapy at institutions supported by the National Institutes of Health must be approved by the Recombinant DNA Advisory Committee and the National Institutes of Health. We may not be able to obtain regulatory approval for any drugs or diagnostic products developed by us or our collaborative customers. Furthermore, regulatory approval may impose limitations on the indicated use of a drug. Because certain of the products likely to result from our disease research programs involve the application of new technologies and may be based upon a new therapeutic approach, such products may be subject to substantial additional review by various government regulatory authorities and, as a result, regulatory approvals may be obtained more slowly than for products using more conventional technologies.


     Even if we obtain regulatory approval for and market a product, such product and its manufacturer are subject to continuing review. We may be adversely affected by the discovery of previously unknown problems with a product, including withdrawal of the product from the market. We could incur various adverse consequences as a result of any of the following events:

     . violations of regulatory requirements at any stage, including preclinical studies and clinical trials, the approval process or post-approval;

     .  the FDA's delay in approval or refusal to approve a product;

     .  withdrawal of an approved product from the market; or

     . the imposition of criminal penalties against the manufacturer and new drug application or product license application holder.

     We have not submitted an investigational new drug application for any product candidate of ours, and no product candidate has been approved for commercialization in the United States or elsewhere. With respect to our internal discovery and drug programs, we may rely on our collaborators to file investigational new drug applications and generally direct the regulatory approval process. We or any of our collaborators may not be able to conduct clinical testing or obtain the necessary approvals from the FDA or other regulatory authorities for any products. Failure by us to obtain required governmental approvals will delay or preclude our collaborators from marketing drugs or diagnostic products developed by us or limit the commercial use of such products and could have a material adverse effect on our business, financial condition and results of operations.

     Our research and development activities involve the controlled use of hazardous materials and chemicals. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by federal, state and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any liability could exceed our resources.


We depend on attracting and retaining key employees.

     We are highly dependent on the principal members of our management and scientific staff, including Dr. Jonathan M. Rothberg, our Chief Executive Officer, President and Chairman of the Board. The loss of services of any of these personnel could materially adversely affect our business, financial condition and results of operations. We have not entered into employment agreements with any of the principal members of our management or scientific staff that bind any of them to a specific term of employment. We maintain key person life insurance on the life of Dr. Rothberg in the amount of $2,000,000. Our future success also will depend in part on the continued services of our key scientific and management personnel and our ability to attract, hire and retain additional personnel. There is intense competition for such qualified personnel and there can be no assurance that we will be able to continue to attract and retain such personnel. Failure to attract and retain key personnel could materially adversely affect our business, financial condition and results of operations.

Our recent significant expansion could materially adversely affect us.

     We have recently experienced significant growth in the following:


     .  the number of our employees;

     .  the extent of our genomics efforts;

     .  the extent of our database development;

     .  our internal discovery and development efforts;

     .  our collaborations; and

     .  the scope of our operations.

     This growth has placed, and may continue to place, a significant strain on our management and operations. Our ability to manage effectively such growth will depend upon our ability to strengthen our management team and our ability to attract and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational, management information and financial control systems and to expand, train and manage our work force. In addition, we must continue to take steps to provide resources to support our collaborative customers and subscribers as their numbers increase. Our inability to manage our growth effectively could materially adversely affect our business, financial condition and results of operations.


We are dependent upon licensed technologies.

     We have acquired or licensed certain components of our technologies from third parties. Changes in such third party agreements, or termination thereof, could materially adversely affect our research and development activities. We may not be able to acquire from third parties or develop new technologies, either alone or with others. Failure to license or otherwise acquire necessary technologies could materially adversely affect our business, financial condition and results of operations. In addition, certain of such licenses impose an obligation on us to market the licensed technology to third parties. A breach by us of any such license or other failure by us to maintain rights to such technology could have a material adverse effect on our business, financial condition and results of operations.


The government has certain rights to funded technologies.

     Under existing government grants and agreements, the government has a statutory right to practice or have practiced and, under certain circumstances (including inaction on our part or our licensees to achieve practical application of the invention or a need to alleviate public health or safety concerns not reasonably satisfied by us or our licensees), to grant to other parties licenses under, any inventions first reduced to practice under the government grants and agreements.


We are dependent on academic collaborators and scientific advisors.

     We have relationships with collaborators and consultants at academic and other institutions who conduct research at our request. Such collaborators and consultants are not our employees. Substantially all of our collaborators and consultants are employed by employers other than us and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. As a result, we have limited control over their activities and, except as otherwise required by our collaboration and consulting agreements, can expect only limited amounts of their time to be dedicated to our activities. Our ability to discover genes and biological pathways involved in human disease and commercialize products based on those discoveries may depend in part on continued collaborations with researchers at academic and other institutions. We may not be able to negotiate additional acceptable collaborations with collaborators or consultants at academic and other institutions.

     Our academic collaborators, consultants and scientific advisors may have relationships with other commercial entities, some of which could compete with us. Our academic collaborators, consultants and scientific advisors sign agreements which provide for confidentiality of our proprietary information and of the results of studies. We may not be able to maintain the confidentiality of our technology and other confidential information in connection with every academic collaboration or advisory arrangement, and any unauthorized dissemination of our confidential information could materially adversely affect our business, financial condition and results of operations. Further, any such collaborator, consultant or advisor may enter into an employment agreement or consulting arrangement with one of our competitors.


The sale of our products and services involves a lengthy sales cycle.

     Our ability to obtain collaborators and subscribers for our products and services depends in significant part upon the perception that such products and services can help accelerate drug discovery and development efforts. The sales cycle is typically lengthy due to the education effort that is required as well as the need to effectively sell the benefits of our products and services to a variety of constituencies within potential collaborators and subscribers, including research and development personnel and key management. In addition, each subscription and collaboration will involve the negotiation of agreements containing terms that may be unique to each subscriber or collaborator. If we decide to seek collaborators to assist us in our discovery and development programs, the education, sales and negotiation efforts related to any such collaborations may lengthen the sales cycle of our products. We may expend substantial funds and management effort with no assurance that a database subscription or a collaboration will result.


Our quarterly operating results have fluctuated greatly.

     Our results of operations historically have fluctuated on a quarterly basis and can be expected to continue to be subject to quarterly fluctuations. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. Quarterly operating results can fluctuate as a result of a number of factors, including the following:


     . the level of investment in our discovery and development programs and related databases;

     .  the commencement, delay, cancellation or completion of contracts;

     . the timing of option, license and milestone payments under our agreements;

     .   the mix of services provided by us;

     .   the timing of start-up expenses for new services and facilities; and

     . the timing and integration of acquisitions and changes in regulations related to our products and services.

     We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. In addition, fluctuations in quarterly results could affect the market price of our common stock in a manner unrelated to our long-term operating performance.


There are risks associated with commercializing pharmaceutical products.

     Although we are not in clinical trials with our own pharmaceutical products, any such products we develop in the future will require significant research and development and preclinical testing, and will require extensive clinical testing prior to submission of any regulatory application for commercial use. Such activities, if undertaken without the collaboration of others, would require the expenditure of significant funds. Such potential pharmaceutical products will be subject to the risks of failure inherent in the development of pharmaceutical products based on new technologies. These risks include the possibility that:

     . the products will be found to be unsafe or ineffective or otherwise fail to receive necessary regulatory clearances;

     . the products, if safe and effective, will be difficult to manufacture on a large scale or be uneconomical to market;

     . proprietary rights of third parties will preclude us or our partners from marketing such products; or

     .   third parties will market superior or equivalent products.

     As a result of such possibilities, we may not be able to develop through our research and development activities any commercially viable products. Clinical trials or marketing of any such potential pharmaceutical products may expose us to liability claims from the use of such pharmaceutical products. We may not be able to obtain product liability insurance or maintain sufficient coverage at a reasonable cost. In addition, should we choose to develop pharmaceutical products internally, we will have to make significant investments in pharmaceutical product development, marketing, sales and regulatory compliance resources, and we will have to establish or contract for the manufacture of products under the Good Manufacturing Practices of the FDA. We cannot assure you that we will be able to develop or commercialize successfully any potential pharmaceutical products. Any potential products developed by our licensees will be subject to the same risks.


The uncertainty associated with pharmaceutical pricing, reimbursement and related matters may adversely affect our business.

     The continuing efforts of government and third party payors to contain or reduce the costs of health care through various means may materially adversely affect our business, financial condition and results of operations. In certain foreign markets, pricing and profitability of prescription pharmaceuticals are subject to government control. In the United States, we expect that there will continue to be a number of federal and state proposals to implement similar government control. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical and diagnostic products. Cost control initiatives could decrease the price that we or any of our subscribers and collaborators receive for any products in the future and may have a material adverse effect on our business, financial condition and results of operations. Further, to the extent that cost control initiatives have a material adverse effect on our subscribers or collaborators, our ability to commercialize our products and to realize royalties could be adversely affected.

     Our ability and the ability of any of our subscribers or collaborative customers to commercialize pharmaceutical or diagnostic products may depend in part on the extent to which reimbursement for the products will be available from government and health administration authorities, private health insurers and other third party payors. Significant uncertainty exists as to the reimbursement status of newly approved health care products. Third party payors, including Medicare, increasingly are challenging the prices charged for medical products and services. Government and other third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new pharmaceutical or diagnostic products and by refusing in some cases to provide coverage for uses of approved products for disease indications for which the FDA has not granted labeling approval. Third party insurance coverage might not be available to patients for any products discovered and developed by us or our subscribers or collaborators. If adequate coverage and reimbursement levels are not provided by government and other third party payors for our products, the market acceptance of these products may be reduced. Any such reduction may have a material adverse effect on our business, financial condition, results of operations and cash flows.


Our stock price has been and may continue to be volatile.

     The market price of our common stock since our initial public offering in March 1998 has been volatile. This volatility has been caused, and will in the future continue to be caused, by the following factors, some of which are beyond our control:


     .  announcements of our results of research activities;

     .  our own publications;

     .  quarterly variations in our operating results;

     .  new collaborative agreements;

     .  technological innovations by ourselves and our competitors;

     . announcements of new commercial products and initiatives by us, collaborative partners or competitors;

     .  changes in government regulation or new regulatory actions;

     .  changes in patent laws;

     .  developments concerning proprietary rights;

     .  developments in litigation initiated by or against us; and

     . fluctuations in the stock market price and volume of traded shares generally, especially fluctuations in the traditionally volatile technology and biotechnology sectors.


Our business could be affected by year 2000 computer problems.

     The "Year 2000 Problem" arose because many existing computer programs use only the last two digits to refer to a year. Therefore, these computer programs may recognize a year ending in "00" as the Year 1900 rather than the Year
2000, which could result in a significant disruption of operations and an inability to process certain transactions. Early in 1998, we assessed our internal computer systems and our non-information technology systems and determined that, because our computer applications use four digits to identify a year in the field date, we were internally compliant with Year 2000 requirements. With respect to material non-information technology systems, we determined that substantially all of these systems were provided by third parties. We developed a strategic plan to estimate the potential risks related to third parties with which we have significant relationships and concluded that Year 2000 issues would not materially affect the continuation of our normal daily operations. To date, our operations have suffered no significant disruption from Year 2000 problems. We incurred no material historical costs relating to Year 2000 compliance, and we have not incurred any material costs in resolving the Year 2000 problems of third parties with whom we interact. We intend, however, to continue monitoring our internal computer systems and those of third parties for Year 2000 problems. Year 2000 problems that are as yet undiscovered may arise in the future and could have a significant impact on our operations.

We have a large amount of outstanding indebtedness.

     As of February 16, 2000, our long-term debt was approximately $158,300,000 ($150 million of which is due to our recent sale of subordinated convertible debentures and approximately $8.3 million of which consists of capitalized leases). As a result of our large amount of indebtedness:

     .  our interest expense and related debt service costs are high;

     .  we may have difficulty obtaining additional financing; and

     . our ability to react quickly in an unfavorable economic climate is constrained.

     Currently, we are not generating sufficient cash flow from operations to satisfy our annual debt service payments. This may require us to use a portion of the proceeds of the offering from the subordinated convertible securities to pay interest or borrow additional funds or sell additional equity to meet our debt service obligations. If we are unable to satisfy our debt service requirements, substantial liquidity problems could result, which would negatively impact our future prospects.

We have a substantial number of shares of common stock that may be sold, which could affect the trading price of our common stock.

     We have a substantial number of shares of common stock subject to stock options and warrants and debentures which may be converted into shares of common stock. We cannot predict the effect, if any, that future sales of shares of common stock or the availability of shares of common stock for future sale, will have on the market price of our common stock. Sales of substantial amounts of common stock (including shares issued upon the exercise of stock options or warrants or the conversion of the debentures), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

                          FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference herein contain forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors" that may cause our or our industry's actual results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Before deciding to purchase our common stock you should carefully consider the risks described in the "Risk Factors" section, in additional to the other information set forth in this prospectus and the documents incorporated by reference herein.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statement to actual results.


                                USE OF PROCEEDS

     All net proceeds from the sale of our common stock will go to the selling stockholders who offer and sell their shares. Accordingly, we will not receive any proceeds from the selling stockholders' sale of their common stock.

                             SELLING STOCKHOLDERS

     The following table lists the selling stockholders and other information regarding the beneficial ownership of the common stock by each of the selling stockholders as of January 15, 2000. The information provided in the table below has been obtained from the selling stockholders. The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."



Names                               Number of Shares Owned Prior to         Maximum Number      Shares Beneficially
of Selling                          Offering/(1)/                           Of Shares Being     Owned After Offering/(2)/
                           --------------------------------------------                        --------------------------
Stockholders                        Number                Percent           Offered             Number         Percent
-----------------------    -------------------------    ---------------     --------------     --------------  ---------
Transamerica Business                  21,111                 *              21,111                    0          *
 Credit Corporation/(3)/

Casdin Life Sciences                  153,583                 *              25,597              127,986          *
 Partners L.P./(4)/

Biogen, Inc./(5)/                   1,145,804              6.6%             611,022              534,782       3.1%

Genentech, Inc./(5)/                1,719,585              9.9%             977,636              741,949       4.3%

Quantum Industrial                  2,117,782             12.2%             341,297            1,776,485      10.2%
 Partners LDC/(6)/

_____
* Less than one percent of the outstanding shares of common stock.

  (1) The number of shares of common stock issued and outstanding on January 15, 2000 was 17,421,760. The calculation of number of shares owned and percentage ownership for each listed selling stockholder is based upon the number of shares of common stock issued and outstanding at January 15, 2000, plus the shares of common stock issuable upon exercise of currently exercisable warrants or the conversion of currently convertible non-voting common stock held by such selling stockholder.

  (2) Assumes that all of the shares held by the selling stockholders and being offered under this prospectus are sold, that the shares are sold to unaffiliated third parties and that the selling stockholders acquire no additional shares of common stock before the completion of this offering.

  (3) The 21,111 shares of common stock which may be sold by Transamerica Business Credit Corporation are issuable upon exercise of warrants issued in connection with lease arrangements between Transamerica and us.

  (4) The 25,597 shares of common stock which may be sold by Casdin Life Sciences Partners, L.P. are issuable upon exercise of a warrant purchased from us in a private placement.

  (5) The 611,022 shares of common stock which may be sold by Biogen, Inc. and the 977,636 shares of common stock which may be sold by Genentech, Inc. have been or will be issued by us to each of Biogen and Genentech, respectively, in repayment of the entire outstanding balance of loans made by each of them in the aggregate amount of $26 million. The shares of common stock which may be sold by Genentech are issuable by us on conversion by Genentech of an equivalent number of convertible non-voting common shares issued to Genentech in repayment of the loan amount.

  (6) The 341,297 shares of common stock which may be sold by Quantum Industrial Partners LDC are issuable upon exercise of a warrant purchased from us in a private placement.

                             PLAN OF DISTRIBUTION

     We are registering the shares on behalf of the selling stockholders. "Selling stockholders", as used in this prospectus, includes donees, pledgees and distributees selling shares received from a named selling stockholder after the date of this prospectus. The selling stockholders may offer their shares at various times in one or more of the following transactions, or in other kinds of transactions:

     .  transactions on the Nasdaq National Market;

     .  in private transactions other than through the Nasdaq National Market;

     .  in connection with short sales of the shares;

     .  by pledge to secure debts and other obligations;

     . in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

     .  in a combination of any of the above transactions.

     The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

     The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents.

     Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that Rule.


                                 LEGAL MATTERS

     Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. of Boston, Massachusetts, has delivered its opinion that the shares of common stock offered in this prospectus have been validly issued and are fully paid and non-assessable. Mintz Levin owns an aggregate of 7,083 shares of common stock and a warrant to purchase 3,000 shares of common stock. Attorneys of Mintz Levin and certain members of their families and trusts for their own benefit own an aggregate of approximately 22,529 shares of common stock and a warrant to purchase 12,000 shares of common stock.


                                    EXPERTS

     Our financial statements incorporated in this Prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION

     We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, DC, 20006.

     This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the public reference room, or obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. The documents we are incorporating by reference are:

       Annual Report on Form 10-K for the year ended December 31, 1998 filed on March 26, 1999;
       Definitive Proxy Statement filed on April 14, 1999;
       Current Report on Form 8-K, filed on September 8, 1999;

       Current Report on Form 8-K, filed on December 20, 1999;
       Current Report on Form 8-K, filed on January 28, 2000;
       Current Report on Form 8-K, filed on February 15, 2000;
       Quarterly Report on Form 10-Q, for the quarter ended March 31, 1999, filed on May 14, 1999;
       Quarterly Report on Form 10-Q, for the quarter ended June 30, 1999, filed on August 13, 1999;
       Quarterly Report on Form 10-Q, for the quarter ended September 30, 1999, filed on November 2, 1999; and
       The description of the common stock contained in our Registration
       Statement on Form S-1 filed with the SEC on October 16, 1997,   including
       any amendments or reports filed for the purpose of updating such description.

You should rely only on the information You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell and seeking offers to buy Shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of _________, 2000. You should not assume that this prospectus is accurate as of any other date.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
CuraGen's Business........................................................    1
Risk Factors..............................................................    3
Forward-Looking Statements................................................   13
Use of Proceeds...........................................................   13
Selling Stockholders......................................................   14
Plan of Distribution......................................................   15
Legal Matters.............................................................   15
Experts...................................................................   15
Where You Can Find More Information.......................................   15
Incorporation of Documents by Reference...................................   16

================================================================================


                           1,976,663 shares


                          CURAGEN CORPORATION


                                 Common Stock
                         ($.01 par value per share)


                           ________________

                             PROSPECTUS
                           ________________




                               __________, 2000

================================================================================

               PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

          The following table sets forth the Company's estimates (other than the SEC and Nasdaq registration fees) of the expenses in connection with the issuance and distribution of the shares of common stock being registered. None of the following expenses are being paid by the selling stockholders.

Item                                                                    Amount
----                                                                    ------

SEC registration fee..............................................    $23,806.42
Nasdaq listing fee................................................     17,500.00
Legal fees and expenses...........................................     20,000.00
Accounting fees and expenses......................................     11,000.00
Miscellaneous fees and expenses...................................        693.58
Total.............................................................    $73,000.00

Item 15.  Indemnification of Directors and Officers.

          The amendment and restatement of the Company's Certificate of Incorporation (the "Restated Certificate") provides that the Company shall indemnify to the fullest extent authorized by the Delaware General Corporation Law ("DGCL"), each person who is involved in any litigation or other proceeding because such person is or was a director or officer of the Company or is or was serving as an officer or director of another entity at the request of the Company, against all expense, loss or liability reasonably incurred or suffered in connection therewith. The Restated Certificate provides that the right to indemnification includes the right to be paid expenses incurred in defending any proceeding in advance of its final disposition; provided, however, that such advance payment will only be made upon delivery to the Company of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director is not entitled to indemnification. If the Company does not pay a proper claim for indemnification in full within 60 days after a written claim for such indemnification is received by the Company, the Restated Bylaws authorize the claimant to bring an action against the Company and prescribe what constitutes a defense to such action.

          Section 145 of the DGCL permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be made only for expenses, actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit, if such person acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

          Pursuant to Section 102(b)(7) of the DGCL, Article Tenth of the Restated Certificate eliminates the liability of a director or the corporation or its stockholders for monetary damages for such breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) from any transaction from which the director derived an improper personal benefit. The Company has obtained primary and excess insurance policies insuring the directors and officers of the Company against certain liabilities that they may incur in their capacity as directors and officers. Under such policies, the insurers, on behalf of the Company, may also pay amounts for which the Company has granted indemnification to the directors or officers.

Item 16.  Exhibits and Financial Statement Schedules

     (a)       Exhibits.

     4.1 Amended and Restated Certificate of Incorporation of the Registrant (Filed as Exhibit 3.3 to the Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission, File No. 333-38051, and incorporated herein by reference.)

     4.2       Amended and Restated Bylaws of the Registrant (Filed as Exhibit
               3.5 to the Registrant's Registration on Form S-1 filed with the Securities and Exchange Commission, File No. 333-38051, and incorporated herein by reference.)

     4.3 Article Fourth of the Amended and Restated Certificate of Incorporation of the Registrant (Filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission, File No. 333-38051, and incorporated herein by reference.)

     5.1 Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding legality (previously filed).

     23.1      Consent of Deloitte & Touche LLP.

     23.2 Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see Exhibit 5.1).

     24.1      Power of Attorney (included on signature page).

Item 17.  Undertakings

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Haven and State of Connecticut on the 18th day of February, 2000.


                                   CURAGEN CORPORATION

                                   By:  /s/ Jonathan M. Rothberg
                                       ------------------------------
                                       Jonathan M. Rothberg, Ph.D.
                                       Chief Executive Officer, Chairman of the
                                       Board and President


                               POWER OF ATTORNEY

The registrant and each person whose signature appears below constitutes and appoints Jonathan M. Rothberg, Ph.D. and David M. Wurzer, C.P.A. and each of them singly, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file
(i) any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, and (ii) a registration statement, and any and all amendments thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons and in the capacities and on the dates indicated.

          Signature                                         Title                                    Date
          ---------                                         -----                                    ----
 /s/ Jonathan M. Rothberg          Chief Executive Officer, Chairman of the Board of           February 18, 2000
----------------------------       Director and President (Principal Executive Officer)
Jonathan M. Rothberg, Ph.D.

 /s/ David M. Wurzer               Executive Vice President, Treasurer and Chief Financial     February 18, 2000
----------------------------       Officer (Principal Financial and Accounting Officer)
David M. Wurzer, C.P.A.

             *                     Director                                                    February 18, 2000
----------------------------
Richard H. Booth, C.P.A., C.L.U., Ch.F.C.

             *                     Director                                                    February 18, 2000
----------------------------
Vincent T. DeVita, Jr., M.D.

             *                     Director                                                    February 18, 2000
----------------------------
Robert E. Patricelli

 /s/ Randy Thurman                 Director                                                    February 22, 2000
----------------------------
Randy Thurman

* By executing his name hereto, Jonathan M. Rothberg is signing this document on behalf of the persons indicated above pursuant to the powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission.


By:    /s/ Jonathan M. Rothberg
      -----------------------------
      Jonathan M. Rothberg, Ph.D.,
      Attorney-in-Fact

                                    EXHIBIT INDEX

Exhibit
Number                                 Exhibit
------                                 -------


  4.1 Amended and Restated Certificate of Incorporation of the Registrant (Filed as Exhibit 3.3 to the Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission, File No. 333-38051, and incorporated herein by reference.)

  4.2          Amended and Restated Bylaws of the Registrant (Filed as Exhibit
               3.5 to the Registrant's Registration on Form S-1 filed with the Securities and Exchange Commission, File No. 333-38051, and incorporated herein by reference.)

  4.3 Article Fourth of the Amended and Restated Certificate of Incorporation of the Registrant (Filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission, File No. 333-38051, and incorporated herein by reference.)

  5.1          Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
               regarding legality (previously filed).

  23.1         Consent of Deloitte & Touche LLP.

  23.2         Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
               (see Exhibit 5.1).

  24.1         Power of Attorney (included on signature page).